FORM 5

X Check box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). Form 3 Holdings Reported Form 4 Transactions Reported

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person WYCHE JR, PAUL H. (Last) (First) (Middle) 125 S. DAKOTA AVE. (Street) SIOUX FALLS, SD 57104 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol NORTHWESTERN CORPORATION NOR 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year DECEMBER 2002 5. If Amendment, Date of Original (Month/Year)	6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
			Director X Officer (give title below)	10% Owner Other (specify below)
FORMER VICE PRESIDENT - COMMUNICATIONS & CHIEF COMMUNICATIONS OFFICER
7. Individual or Joint/Group Reporting (check applicable line) X Form Filed by One Reporting Person Form Filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned

1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/ Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at the end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct(D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
COMMON STOCK (1)	6/3/02		P	3	A	$17.1720	347	D
COMMON STOCK (1)	9/3/02		P	4	A	$13.6470	351	D

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see instruction 4(b)(v).

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver sion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Beneficially Owned at End of Year (Instr. 4)	10.Ownership of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Ownership (Instr. 4)
					(A)	(D)	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
UNITS (2)	1-FOR-1	5/10/02		A	(3)		N/A	N/A	COMMON STOCK	1-FOR-1	$17.6300	163	1	(4)
UNITS (2)	1-FOR-1	11/12/02		A	(5)		N/A	N/A	COMMON STOCK	1-FOR-1	$8.0400	176	1	(4)
PHANTOM STOCK UNITS	1-FOR-1	(8)		A	(7)		(7)	(7)	COMMON STOCK	1-FOR-1		8		(7)
PHANTOM STOCK UNITS	1-FOR-1	(8)		D		(8)			COMMON STOCK			0	1

Explanation of Responses:

ALL SHARE TRANSACTIONS AND TOTALS HAVE BEEN ROUNDED TO WHOLE SHARES.

(1)  SHARES PURCHASED PURSUANT TO THE NORTHWESTERN CORP. TEAM MEMBER STOCK PURCHASE PLAN AT THE APPLICABLE DISCOUNT.

(2)  EACH UNIT CORRELATES TO ONE SHARE OF THE ISSUER'S COMMON STOCK AND IS HELD IN A SUPPLEMENTAL VARIABLE INVESTMENT PLAN ("SVIP") SPONSORED BY THE ISSUER.

(3)  BETWEEN 5/1/02 AND 5/31/02, THE REPORTING PERSON ACQUIRED 3 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 5/31/02.

(4)  HELD BY WELLS FARGO TRUST CORPORATION AS TRUSTEE OF THE SVIP.

(5)  BETWEEN 11/1/02 AND 11/30/02, THE REPORTING PERSON ACQURIED 7 UNITS UNDER THE SVIP.  INFORMATION IS BASED SOLELY ON A PLAN STATEMENT DATED 11/30/02.

(6)PHANTOM STOCK UNITS ACQUIRED THROUGH QUARTERLY DEEMED DIVIDENDS: MARCH 1, 2002, 29 UNITS @ $22.25 PER SHARE; JUNE 1, 2002, 37 UNITS @ $17.63 PER SHARE; SEPTEMBER 1, 2002, 53 UNITS @ $12.75 PER SHARE.

(7) PHANTOM STOCK UNIT AWARDS WERE TO VEST, BASED UPON PERFORMANCE, ON THIRD ANNIVERSARY OF GRANT (FEBRUARY 4, 2004).

(8) AT TERMINATION OF EMPLOYMENT ON 11/16/02, UNVESTED RIGHT TO PHANTOM STOCK UNITS GRANTED UNDER STOCK OPTION AND INCENTIVE PLAN TERMINATED.

/s/ PAUL H WYCHE ** Signature of Reporting Person	FEBRUARY 14, 2003 Date

**         Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
             See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:    File three copies of this Form, one of which must be manually signed.
             If space provided is insufficient, see Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form5.htm

Last update: 09/03/2002